Exhibit 4.18

Summary translation of the original text

Construction Agreement

Outsourcing Company: Techfaith Communication Technology (Shenyang) Co., Ltd.

Contractor: Benxi Steel (Group) Second Construction Project Co., Ltd.

1.	Project Profile:

Name: B-2 # plant and pump house at Techfaith Shenyang Communication Industrial Park

Place: No. 129, Gouziyan Road, Shenbei New District, Shenyang

Content: Construction of engineering piles, superstructure, heating, ventilation, decoration, water supply and drainage, electrics, etc. of B-2 # plant and pump house at Techfaith Shenyang Communication Industrial Park

Source of capital: self-raised funds

2.	Scope of Contracting

Construction of engineering piles, superstructure, heating, ventilation, decoration, water supply and drainage, electrics, etc. of A12# office building, B124# plant and C123#house

3.	Construction Period

Date of commencement: October 11, 2012

Date of completion: August 30, 2014

Total days: 690 days

4.	Standard of Project

Above the passing threshold

5.	Contract Price

Fixed project funds: RMB 308,600,000

In the event of any change in design due to the Outsourcing Company or unforeseeable fees incurred by underground pecularities which results in an increase or decrease in project workload, the project funds shall be adjusted based on the site evidence and blueprint of any comparable projects. Absent such comparable projects, reference shall be made to the 2008 pricing document published by Liaoning Province, subject to the review by the Outsourcing Company.

Project funds will be paid in installments by the Outsourcing Company to the Contactor at different stages of the project.

6.	Breach

In the event that the Outsourcing Company does not pay the project funds and no agreement is reached by both parties as to deferred payment, which results in the project being unable to proceed, the Contractor may cease construction and the Outsourcing Company shall assume the liability of breach.

In the event that the Outsourcing Company does not pay the final contract price without a reasonable excuse, within 28 days after its receipt of the project completion account report and material, it shall pay to the Contractor the interest of the outstanding payment starting from the 29th day and shall assume the liability of breach.

In the event that the Contractor cannot complete the project as agreed hereof or as agreed by the engineers in case of deferral due to its own reasons, the Contractor shall assume the liability of breach.

In the event that the quality of the project cannot meet the standard agreed hereof due to the reasons of the Contractor, the Contractor shall demolish and reconstruct (with no charge if it is due to the reason of the Contractor that the project fails to meet the standard hereof ) until the quality of the project meets the standard agreed hereof without deferring the project timeline.

7.	Dispute

In the event of dispute during the performance of this Agreement, a suit shall be submitted to the court at the locality of the Outsourcing Company.

9.	Effective Date and place

October 8, 2012 at Shenyang